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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                    353469109
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

          Transaction Valuation                      Amount of Filing Fee
          ---------------------                      --------------------

               $44,000,000*                                $8,800

--------------------------------------------------------------------------------

         * This amount assumes the purchase of 7,333,333 shares of common stock, par value $0.05 per share, at the tender offer price of $6.00.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
         Amount previously paid:      $8,800                           Filing party:  Franklin Covey Co.

         Form or registration No.:    Schedule TO                      Date filed:    November 26, 2001

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|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Franklin Covey Co., a Utah corporation, to purchase up to 7,333,333 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $0.05 per share, at $6.00 per share, payable to the seller in cash, without interest and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2001, as previously amended on November 28, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. A copy of Letter of Transmittal was previously filed on the initial Schedule TO as Exhibit (a)(1)(B). The Offer to Purchase, as amended to reflect the changes described below, is filed herewith.

The Offer to Purchase is hereby amended as follows:

1. The offer period is extended until January 31, 2002, and all references in the Offer to Purchase to the expiration date of December 21, 2001 are changed to 5 p.m., Eastern Time on January 31, 2002.

2. The following sentences are hereby added (a) at the end of the paragraph immediately after the question "HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES AND UNTIL WHAT TIME CAN I WITHDRAW THEM?" (on page 2), and (b) immediately after the first sentence in the first full paragraph under The Offer-Withdrawal Rights in the Offer to Purchase (on page 9):

In addition, tendered shares may be withdrawn after the expiration of forty (40) business days from the commencement of the Offer if such shares are not yet accepted for payment. The Company calculates the fortieth business day following the commencement of the Offer to be January 22, 2002.

3. The fourth sentence in the first full paragraph under The Offer-Extension of Tender Period; Termination; Amendments in the Offer to Purchase (on page 23) is hereby amended and restated in its entirety as follows:

We also expressly reserve the right, in our reasonable discretion, (a) to terminate the offer and not accept for payment any shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified above in "Conditions of the Offer" by giving oral or written notice of such termination to the stockholders by making a public announcement thereof and
(b) at any time or from time to time amend the offer in any respect at any time prior to the expiration of the Offer, as extended.

4. The following sentence is hereby added (a) at the end of the second full paragraph under The Offer-Number of Shares; Expiration Date in the Offer to Purchase (on page 4), (b) at the end of the last paragraph under The Offer-Conditions of the Offer (on page 11) and (c) at the end of the second full paragraph under The Offer-Extension of Offering Period; Termination; Amendments (on page 24):

If the Company elects to accept any shares for payment pursuant to the Offer, all conditions to the Offer will have been satisfied or waived prior to the expiration of the Offer, as extended.

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
ITEM 12.  EXHIBITS.

         (a)(1)   (A)      Offer to Purchase, dated November 26, 2001, as amended on November 28, 2001, amended on December 18, 2001 as further amended on December 19, 2001.

                  (B)      Form of Letter of Transmittal.*

                  (C)      Form of Notice of Guaranteed Delivery.*

                  (D) Form of Letter to brokers, dealers, commercial banks, trust companies, and other nominees.*

                  (E) Form of Letter to client for use by brokers, dealers, commercial banks, trust companies, and other nominees.*

         (a)(2)-(4)        Not applicable.

         (a)(5)   (A)      Press Release, dated November 13, 2001.*

                  (B)      Summary Advertisement, dated November 26, 2001.*

                  (C)      Press Release, dated November 26, 2001.*

                  (D)      Press Release, dated December 21, 2001

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed on Schedule TO

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Tender Offer Statement on Schedule TO is true, complete, and correct.

                                          FRANKLIN COVEY CO.


December 18, 2001                         By       /s/ Robert A. Whitman
                                            ---------------------------------
                                            Robert A. Whitman
                                            Chief Executive Officer